Exhibit 99.1
September 2, 2016
Midatech Pharma PLC
(“Midatech” or the “Company”)

Interim results for the six months ended 30 June 2016

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, immunology and other therapeutic areas, today announces its interim results for the six months ended 30 June 2016.

Operational Highlights
•	Successful integration and good sales performance from newly acquired US commercial business, Midatech Pharma US Inc. (formerly DARA BioSciences, Inc.)
•	US launch of anti-nausea product Zuplenz® in April 2016, with encouraging early uptake helping drive the increasing revenues
•	Gelclair® continues to consolidate its brand and market leadership in the US for oral mucositis
•	Positive progress has continued for lead Q-Octreotide product for the treatment of Acromegaly and Carcinoid Syndrome. Plans for human bio-equivalence studies in H1 2017 are on track, which, in the case of positive results, could lead to the potential filing for first marketing authorisations by end 2017/beginning of 2018
•	Investment for scale up of manufacturing for the launch of Q-Octreotide and collaboration with Ophthotech has commenced and is on time and budget
•	Product candidate testing and selection in vivo for glioblastoma and hepatocellular carcinoma on track for completion by the end of 2016
•	Dosing due to commence in Q3 2016 in first immunotherapy (MTX102) Phase I study using Midatech’s gold nanoparticle (“GNP”) technology in type 1 diabetes
•	Further positive progress seen in the period in the Company’s OpsiSporin and MTX110/111 (DIPG) programmes

Financial Highlights
•	Total revenue grew from £0.32 million in H1 2015 to £3.80 million (up 1,088%)
•	Research and development costs of £2.05 million, a 13% increase from £1.82 million in H1 2015
•	Administrative expenses increased from £3.77 million in H1 2015 to £6.82 million (up 81%), primarily due to the Company’s enlarged commercial infrastructure from the acquisition of Midatech Pharma US
•	Net cash outflow used in operations (after changes in working capital) was £8.25 million, up 55% from £5.31 million in H1 2015. The cash balance at 30 June 2016 was £7.23 million
•	Loss per share increased by 39% to 25p (H1 2015: 18p)

Commenting on the interim results Dr. Jim Philips, CEO of Midatech Pharma, said: “Midatech has made good performance in the first half of 2016 and our commercial business is well placed to deliver continued revenue growth in the second half of 2016. We continue to carefully invest in our platform technologies and candidate pipeline and the remainder of 2016 with 2017 are set to deliver results from a variety of our exciting R&D programmes. Notwithstanding the challenging recent market conditions globally, we continue to look at opportunities to build value for shareholders and look to the future with optimism.”

Conference call
Dr. Jim Phillips, Chief Executive Officer and Nick Robbins-Cherry, Finance Director, will host a conference call for analysts at 14.00 BST today.

UK:          +44 1452 555 566
USA:       +1 866 966 9439
Conference ID: 63728744

A replay of the call will be available for 30 days after the event, and can be accessed through the numbers below.

UK:          +44 1452 550 000
USA:       +1 866 247 4222
Conference ID: 63728744

The results presentation will be made available on the Investors section of the Midatech website shortly before the call.

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary-Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

CHAIRMAN AND CHIEF EXECUTIVE’S REVIEW

We are pleased to report that during the first half of 2016 Midatech has continued to make good progress on a number of fronts.

Commercial

In December 2015, we completed the acquisition of the US-based oncology supportive care business, DARA BioSciences, Inc., which has since been renamed Midatech Pharma US, Inc. (“MTPUS”). This was rapidly followed with the acquisition of the anti-nausea product Zuplenz®. MTPUS brought with it three cancer supportive care products, Gelclair®, Oravig® and Soltamox® as well as an established oncology focussed, sales and marketing capability in the United States.

Midatech’s commitment to build on its product portfolio within the chosen therapeutic areas was demonstrated with the MTPUS acquisition which has provided an excellent opportunity for the Group by providing a knowledgeable and established commercial infrastructure in its primary target area of oncology. Following the Zuplenz addition to the MTPUS portfolio our US salesforce has a comprehensive range of cancer supporting care products with which to target the US market. The market share for these products currently remains modest so we believe there is significant opportunity for expansion.

Performance from our MTPUS commercial business for the first six months of 2016 has been good: overall, total Group revenue was £3.80 million (H1 2015: £0.32 million) with £3.19 million coming from product sales in the US (H1 2015: nil). Prior to its acquisition, DARA Biosciences, Inc. had revenue from product sales of $2.24m in the comparable six months to 30 June 2015. This represents an encouraging growth rate on the equivalent period last year. Gelclair continues to grow, Oravig is in its early growth phase having been added in October 2015 and Zuplenz was launched in the US in April where performance has, so far, been encouraging.

We are pleased to report that the integration of the US business was completed quickly, successfully and according to plan.

We continue to invest in the Group’s infrastructure, and are in the process of expanding our manufacturing capability in Bilbao to include the Group’s lead development product, Q-Octreotide, and the products coming from our collaboration with Ophthotech. By investing in the scale up of our sustained release technology this will enable us to manufacture most of our own products to commercial scale in-house in the future. This work is on-going and is expected to be completed in late 2016.

R&D

In May, we received data from the joint venture insulin legacy programme (MTD101, MidaformTM) following its Phase IIa study. The study failed to demonstrate the release profile seen in prior studies and we are moving to close this programme down. Importantly for the Company, the oral delivery system used for this trial was a novel and unique application of Midatech's GNP technology and it is not used in any of the Group's other GNP programmes; all other GNP programmes are delivered via injection or infusion, which we believe is the optimal delivery system for our GNP programmes.

All of our other programmes continue to move forward with encouraging data coming in, in particular from our lead Q-Octreotide programme (MTD201) for the treatment of acromegaly and carcinoid syndrome. Midatech plans to submit an IND application to the FDA for Q-Octreotide and begin bio-equivalence or therapeutic equivalence studies by late 2016/early 2017, with a potential US launch in 2018 or 2019 (depending on clinical trial outcomes). The market each year for chronic treatment of acromegaly and metastatic carcinoid syndrome is estimated by the Directors to amount to approximately $2 billion p.a.

Furthermore, we are obtaining encouraging early results on cancer targeting using our nanotechnology and the Group’s oncology development portfolio is progressing positively. Our DIPG programme (MTX110) has been used to treat patients on a compassionate basis and the clinical development of this and other DIPG product candidates is on-going.

Additionally, in product research and development, the Group has: in oncology, further GNP cancer therapies (as outlined above) in pre-clinical phases for Liver Hepatocellular Carcinoma (MTR104), which is currently in candidate selection, and for Squamous Cell Carcinoma (MTR105), which is currently in feasibility testing ahead of in vivo studies; a sustained release treatment named OpsiSporin (MTD202) for the treatment of non-infective uveitis, and two early-stage research programmes in cancer immunotherapy.

The Group’s platform technologies have continued to deliver interest in new product partnerships and collaborations. Midatech has various current and historic collaborations with a number of specialty and major pharmaceutical companies and universities to develop the Group’s platform technologies into a broad number of products in order to achieve a range of potential revenue opportunities within priority therapeutic areas. This includes products currently in development with Ophthotech Corporation (Nasdaq: OPHT), an ocular speciality biopharmaceutical company. The objective of this collaboration is to explore the feasibility of using Midatech’s sustained release formulations with certain Ophthotech products. The Group is also working on the development of an innovative vaccine against type 1 diabetes using the Group’s GNP technology, which has shown in vivo to substantially enhance tolerogenic response. This is being undertaken with funding support from an EU Consortium grant, for which dosing in Phase I first-in-human trials study is commencing in H2 2016, with results expected in 2017.

Outlook

We believe that our commercial business is well placed to build on the good performance in the first half of 2016 with continued revenue growth in the second half of 2016. Furthermore, a number of our R&D programmes have reached exciting stages of development and we anticipate positive progress over the remainder of 2016 and beyond as we continue to carefully invest in our platform technologies and candidate pipeline.

We continue to look at opportunities to build value for shareholders going forward despite the difficult market conditions.

Rolf Stahel	Dr Jim Phillips
Chairman	Chief Executive Officer

FINANCIAL REVIEW

We are pleased to report a positive set of results for the six months to 30 June 2016 as Midatech Pharma plc reports its first interim financial information following the acquisition in December 2015 of DARA BioSciences, Inc., since renamed Midatech Pharma US, Inc. (“MTPUS”).

Key performance indicators

	H1 2016		H1 2015		Change

Total revenue	£3.80	m	£0.32	m	1,088%
R&D costs	£2.05	m	£1.82	m	12%
R&D as % of operating costs (before, amortisation of intangible assets and exceptional items)	20%		37%		n/a
Loss from operations	£10.34	m	£5.27	m	96%
Net cash outflow for the period	£8.80	m	£5.98	m	47%
Average headcount	79		55		44%

Loss from operations before amortisation of intangibles and exceptional items is also regarded as a significant KPI. In the six months to 30 June 2016 the Group incurred significant costs arising from the requirement to commence amortisation of the intangible assets acquired with MTPUS and Zuplenz® product marketing rights and the settlement of the contracts of certain of its employees, the impact of which was as follows:

	H1 2016 £’000	H1 2015 £’000

Loss from operations	(10,335)	(5,266)

Contract settlement costs	(1,138)	-
Amortisation of intangible assets	(1,709)	-
Listing and acquisition expenses	-	(674)

Loss from operations before amortisation of intangible assets and exceptional items	(7,488)	(4,592)

Midatech’s KPIs continue to be focused on the key areas of cash management and available cash, R&D spend and operating results and, with the addition of the US commercial operation, revenue is now a very significant KPI. Additional, non-financial KPIs, including further KPIs in respect of the research and development programmes, will be added as the business continues to develop.

Revenue

Total revenue for the six months to 30 June 2016 was £3.80m compared to £0.32m in the first six months of 2015, an increase of 1,088%. US product sales made up the largest part of this with £3.19m (H1 2015: nil) however a further £0.26m (H1 2015: £0.12m) came from collaboration revenue and sales made by the UK business. The balance of revenue of £0.35m (H1 2015: £0.20m) came from grant income received under the Group’s two substantial European grant funded programmes.

Research and development costs

Expenditure on research and development increased 12% from £1.82m in the six months to 30 June 2015 to £2.05m in the first six months of 2016. The increase reflects developments on a number of fronts including external clinical research focussed on product development and a number of internal programmes dealing with the characterisation of Midatech’s gold nanoparticle constructs.

Significant progress has been made with both of Midatech’s technology platforms, including:

•	Positive pharmacokinetic data with our sustained release Q-Octreotide programme (MTD201) for the treatment of acromegaly and carcinoid syndrome.
•	Positive data from our OpsiSporin programme (MTD202), a sustained release treatment with Q-Cyclosporin for the treatment of non-infective uveitis.
•	Progress towards dosing in a first-in-human clinical trial for its collaborative innovative immunotherapy vaccine against type 1 diabetes, MTX102 utilising Midatech’s gold nanoparticle technology. This trial is expected to commence in the second half of 2016.
•	Progress towards therapeutic candidate selection for the treatment of glioblastoma (brain) and liver cancers and investigational new drug application (IND) enabling programmes are scheduled to commence at the end of 2016.

Distribution costs, sales and marketing

Distribution, sales and marketing costs for the six-month period to 30 June 2016 were £4.24m (H1 2015: nil) and relate exclusively to the US commercial business. This includes £1.71m of amortisation charges relating to the acquired intangibles in the books of Midatech Pharma plc.

Administrative costs

Administrative expenses in the six-month period to 30 June 2016 were £6.82m compared to £3.77m for H1 2015. The most significant element of the increase relates to the administrative costs of the newly acquired MTPUS, with £2.89m incurred directly by the US business. These US costs included £1.14m of non-recurring cost in relation to settlements with certain former employees of DARA BioSciences, Inc.

Cash flows

Cash outflows used in operations (after changes in working capital) in H1 2016 were £8.25m compared to £5.31m in H1 2015, reflecting the addition of the MTPUS business to the Group as well as the incremental ongoing costs associated with the NASDAQ listing. These cash movements resulted in a cash balance of £7.23m as at 30 June 2016 compared to £16.18m at 31 December 2015 and £24.34m at 30 June 2015. In addition to these cash reserves, the Board of Directors of Midatech Pharma plc is evaluating various near-term funding options available to the Group. The Company continues to maintain its usual stringent controls over costs.

Whilst the first half of 2016 included £1.14m of employee contract settlement costs that we do not anticipate will recur, the likely cash burn in the second half of the year implies a limited headroom afforded by existing funding. The Board is evaluating various near-term funding options available to the Group, and, based on on-going discussions, the Directors are confident that additional working capital will become available before the end of the year. We are therefore satisfied that it is appropriate to prepare these accounts on a going concern basis.

Capital expenditure

Capital expenditure for H1 2016 was £0.75m, which was in line with H1 2015. Expenditure was broadly split between adding further analytical capability to the Head Office GNP and Cardiff sustained release research facilities as well as significant enhancements to the Group’s manufacturing facility in Bilbao, Spain where we are in the process of adding a sustained release manufacturing line. Only limited further investment in the UK is planned and the Spanish construction work is expected to be completed in Q4 2016.

So far in 2016, we have continued to build on the solid foundations laid down since our AIM IPO and to deliver on our stated strategy of:

•	Expansion of our commercial operations;
•	In-house development of our own product portfolio in rare cancers and with partners in other indications; and
•	Acceleration of growth through strategic acquisition of complementary products and technologies.

Whilst it is too early to assess the long-term impact of the UK's decision to leave the European Union, there has been no immediate impact on the Company's day-to-day operations. We have considered the potential implications on the EU funded grants received by the Group and at this time do not anticipate any problems.

The fall in the value of Sterling against both the Euro and US Dollar immediately following the “Brexit” decision has meant that costs incurred in those currencies have resulted in higher Sterling charges to the consolidated financial statements however this is partly offset by US Dollar denominated revenues.

Nick Robbins-Cherry
Chief Financial Officer

Condensed consolidated unaudited statement of comprehensive income for the six month period ended 30 June 2016

	Note	Six months ended 30 June 2016 unaudited	Six months ended 30 June 2015 unaudited
		£'000	£'000

Revenue	4	3,456	121
Grant revenue		347	203

Total revenue		3,803	324

Cost of sales		(1,032)	-

Gross profit		2,771	324

Research and development costs	4	(2,048)	(1,822)

Distribution costs, sales and marketing	4	(4,237)	-
Administrative costs	4	(6,821)	(3,768)

Loss from operations		(10,335)	(5,266)

Finance income		765	28
Finance expense		-	(12)

Loss before tax		(9,570)	(5,250)

Taxation	3	1,365	356

Loss after tax attributable to the owners of the parent		(8,205)	(4,894)

Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		1,974	(60)

Total other comprehensive income, net of tax		1,974	(60)

Total comprehensive loss attributable to the owners of the parent		(6,231)	(4,954)

Loss per share
Basic and diluted loss per ordinary share - pence	5	(25p )	(18p )

Condensed consolidated unaudited statement of financial position at 30 June 2016

	Note	As at 30 June 2016 unaudited	As at 31 December 2015

Assets		£'000	£'000
Non-current assets
Property, plant and equipment	6	2,469	1,984
Intangible assets	7	42,510	41,339
Other receivables due in greater than one year		387	387

		45,366	43,710

Current assets
Inventories		787	459
Trade and other receivables		1,503	2,496
Income tax receivable		1,723	1,201
Cash and cash equivalents		7,226	16,175

		11,239	20,331

Total assets		56,605	64,041

Liabilities
Non-current liabilities
Borrowings		1,440	1,508
Deferred tax liability	8	6,520	6,547

		7,960	8,055

Current liabilities
Trade and other payables		5,790	7,084
Borrowings		360	442
Derivative financial liability-equity settled	9	965	1,573
Provisions	10	799	-

		7,914	9,099

Total liabilities		15,874	17,154

Issued capital and reserves attributable to owners of the parent
Share capital	11	1,002	1,002
Share premium		31,643	31,643
Merger reserve		53,003	52,803
Shares to be issued		-	200
Foreign exchange reserve		2,364	390
Accumulated deficit		(47,281)	(39,151)

Total equity		40,731	46,887

Total equity and liabilities		56,605	64,041

Condensed consolidated unaudited statement of cash flows for the six month period ended 30 June 2016

	Six months ended 30 June 2016 unaudited	Six months ended 30 June 2015 unaudited
	£'000	£'000
Cash flows from operating activities
Loss after tax	(8,205)	(4,894)
Adjustments for:
Depreciation of property, plant and equipment	442	191
Amortisation of intangible fixed assets	1,709	-
Share based payment expense	75	92
Net finance income	(765)	(16)
Taxation	(1,365)	(356)

Cash flows from operating activities before changes in working capital	(8,109)	(4,983)

Increase in inventories	(328)	-
Decrease/ (increase) in trade and other receivables	891	(777)
(Decrease)/ increase in trade and other payables	(702)	453

Cash used in operations	(8,248)	(5,307)

Taxes received	204	-

Net cash used in operating activities	(8,044)	(5,307)

Investing activities
Purchases of property, plant and equipment	(752)	(733)
Interest received	157	-

Net cash used in investing activities	(595)	(733)
Financing activities
Payments to finance lease creditors	(15)	(11)
Repayment of borrowings	(149)	(34)
Issue of borrowings	-	102
Share issues net of costs	-	1

Net cash (used)/generated from financing activities	(164)	58

Net decrease in cash and cash equivalents	(8,803)	(5,982)
Cash and cash equivalents at beginning of period	16,175	30,325
Exchange gains on cash and cash equivalents	(146)	-

Cash and cash equivalents at end of period	7,226	24,343

Condensed consolidated unaudited statement of changes in equity for the six month period ended 30 June 2016

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887

Loss for the period	-	-	-	-	-	(8,205)	(8,205)
Foreign exchange translation	-	-	-	-	1,974	-	1,974

Total comprehensive loss	-	-	-	-	1,974	(8,205)	(6,231)

Transactions with owners

Issue of shares	-	-	200	(200)	-	-	-
Share based payment	-	-	-	-	-	75	75

At 30 June 2016	1,002	31,643	53,003	-	2,364	(47,281)	40,731

At 1 January 2015	1,001	31,643	37,776	800	(9)	(29,222)	41,989

Loss for the year	-	-	-	-	-	(4,894)	(4,894)
Foreign exchange translation	-	-	-	-	(60)	-	(60)

Total comprehensive loss	-	-	-	-	(60)	(4,894)	(4,954)

Transactions with owners

Issue of shares	1	-	-	-	-	-	1
Share based payment	-	-	-	-	-	92	92

At 30 June 2015	1,002	31,643	37,776	800	(69)	(34,024)	(37,128)

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2016

1	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2016 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the EU and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information, and should be read in conjunction with the audited financial statements for the year ended 31 December 2015.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The financial information for the year ended 31 December 2015 is derived from the audited statutory financial statements for the year ended 31 December 2015. The independent auditor’s report was unqualified and did not contain any statement under section 498(2) or 498(3) of the Companies Act 2006.

There are no new standards or interpretations applicable to the Group for the accounting period commencing 1 January 2016 for adoption.

Going concern

The Group is subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 30 June 2016 the Group had total equity of £40.73m, it incurred a net loss after tax for the six months to 30 June 2016 of £8.21m and used cash in operating activities of £8.25m for the same period. As at 30 June 2016, the Group had cash and cash equivalents of £7.23m.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for a period including twelve months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the course of the next 12 months. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

In addition to utilising the existing cash reserves, the Directors are evaluating a number of near-term funding options available to the Group and are confident that additional working capital will become available in the timeframe required and on terms acceptable to the Board and shareholders. Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing the interim financial information.

The condensed financial information for the six-month period were approved by the board on 1 September 2016.

2	Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the audited statutory financial statements for the year ended 31 December 2015.

None of the newly applicable IFRS standards and amendments had an impact on the Group’s interim consolidated financial information.

Some of the significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The policies which management consider critical because of the level of complexity, judgment or estimation involved in their application and their impact on the financial Information are:

•	Business combinations
•	Impairment of goodwill and intangible assets not yet ready for use
•	Share-based payments
•	Income Taxes
•	Intangible asset recognition
•	Fair value through profit and loss derivative liabilities

3	Taxation credit

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s best estimate of the expected tax claim for the period and is recorded within taxation as under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2016 unaudited	Six months ended 30 June 2015 unaudited
	£’000	£’000
Income tax credit
Income tax credited to the income statement	725	356

	725	356
Deferred tax credit
Reversal of temporary differences (note 8)	640	-

Total tax credit	1,365	356

4	Segment information

Revenue

Geographical analysis of revenue by destination of customer

	Six months ended 30 June 2016 unaudited	Six months ended 30 June 2015 unaudited
	£’000	£’000

United Kingdom	42	-
Austria	34	25
United States	3,380	96

	3,456	121

One customer in respect of pipeline R&D accounts for 5% of revenue in 2016. In the six months ending 30 June 2015, i.e. prior to acquisition of Midatech Pharma US, there was only one reportable segment, being pipeline R&D. Modest sales in the six months ended 30 June 2015 meant that no meaningful analysis could be drawn from the customer profile of the revenues achieved during that period.

Following the acquisition of Midatech Pharma US, Inc., in December 2015, the Group now contains two reportable operating segments as follows:

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

•	Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 2. Segment result represents the result of each segment without the allocation of interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

The UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and is reported under the Commercial segment.

Segmented results for the 6 month ended 30 June 2016

	Pipeline R&D	Commercial	Consolidated
	unaudited £’000	unaudited £’000	unaudited £’000

Revenue	266	3,190	3,456
Grant revenue	347	-	347

Total revenue	613	3,190	3,803

Cost of sales	-	(1,032)	(1,032)
Depreciation	(437)	(5)	(442)
Amortisation	(3)	(1,706)	(1,709)
Contract settlement costs	-	(1,138)	(1,138)
Other research and development costs	(2,048)	-	(2,048)
Other distribution costs, sales and marketing	(21)	(2,507)	(2,528)
Other administrative costs	(3,493)	(1,748)	(5,241)

Segmental result/operating loss	(5,389)	(4,946)	(10,335)

Finance income			765

Loss before tax			(9,570)

Taxation			1,365

Loss after tax			(8,205)

For the 6 months ending 30 June 2015 there was only one reportable segment being Pipeline R&D. The segment result is the operating loss for the period which is before interest expense, interest income and tax.

Non-current assets by location of assets

	30 June 2016	31 December 2015
	unaudited £’000	£'000

Spain	1,720	1,433
United Kingdom	14,209	14,019
United States	29,437	28,258

	45,366	43,710

5	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted earnings per share is equal to the basic earnings per share.

	Six months ended 30 June 2016 unaudited		Six months ended 30 June 2015 unaudited
Numerator	£'000		£'000

Loss used in basic EPS and diluted EPS	(8,205)		(4,894)

Denominator

Weighted average number of ordinary shares used in basic EPS	33,469,150		27,800,459

Basic and diluted loss per share - pence	(25p	)	(18p	)

6	Property, plant and equipment

	Fixtures and fittings	Leasehold improve- ments	Computer equipment	Laboratory equipment	Total
	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£'000	£'000	£'000	£'000
Cost

At 1 January 2016	1,319	1,112	354	983	3,768
Additions	105	284	18	345	752
Exchange differences	163	111	21	5	300
Disposals	-	-	(54)	-	(54)

At 30 June 2016	1,587	1,507	339	1,333	4,766

Accumulated depreciation

At 1 January 2016	458	733	180	413	1,784
Charge for the period	271	27	23	121	442
Exchange differences	56	89	19	5	169
Disposals	-	(40)	(58)	-	(98)

At 30 June 2016	785	809	164	539	2,297

Net book value

At 30 June 2016	802	698	175	794	2,469
At 1 January 2016	861	379	174	570	1,984

	£'000	£'000	£'000	£'000	£'000

At 1 January 2015	1,202	880	195	583	2,860
Additions	183	283	173	385	1,024
Acquired through acquisition of subsidiary	-	-	-	16	16
Exchange differences	(66)	(51)	(14)	(1)	(132)

At 31 December 2015	1,319	1,112	354	983	3,768

At 1 January 2015	479	479	140	246	1,344
Charge for the year	3	282	48	168	501
Exchange differences	(24)	(28)	(8)	(1)	(61)

At 31 December 2015	458	733	180	413	1,784

Net book value

At 31 December 2015	861	379	174	570	1,984
At 31 December 2014	723	401	55	337	1,516

7	Intangible assets

	In-process research and development	Product and marketing	Goodwill	IT/Website costs	Total
	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£ ’000	£'000	£'000	£'000

Cost
At 1 January 2016	12,600	18,321	12,456	15	43,392
Additions	-	-	-	12	12
Exchange differences	-	1,932	1,072	(3)	3,001

At 30 June 2016	12,600	20,253	13,528	24	46,405

Accumulated amortisation and impairment
At 1 January 2016	1,800	243	-	10	2,053
Amortisation charge for the period	-	1,706	-	3	1,709
Exchange differences	-	133	-	-	133

At 30 June 2016	1,800	2,082	-	13	3,895

Net book value
At 30 June 2016	10,800	18,171	13,528	11	42,510
At 1 January 2016	10,800	18,078	12,456	5	41,339

	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2015	12,600	-	2,291	12	14,903
Acquired in business combinations	-	17,989	9,952	-	27,941
Additions	-	-	-	3	3
Exchange differences	-	332	213	-	545

At 31 December 2015	12,600	18,321	12,456	15	43,392

Accumulated amortisation and impairment

At 1 January 2015	1,800	-	-	9	1,809
Amortisation charge for the year	-	235	-	1	236
Exchange differences	-	8	-	-	8

At 31 December 2015	1,800	243	-	10	2,053

Net book value
At 31 December 2015	10,800	18,078	12,456	5	41,339
At 31 December 2014	10,800	-	2,291	3	13,094

8	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	30 June 2016	31 December 2015
	unaudited £’000	£'000

Liability	(6,520)	(6,547)

	six months ending 30 June 2016	Year ended 31 December 2015
	unaudited £’000	£'000

Liability at 1 January	6,547	354

Arising on business combination	-	6,191
Credited to income statement	(640)	(131)
Foreign exchange gain/(loss)	613	133

Liability at period end	6,520	6,547

A £6.2m deferred tax liability arose during 2015 following the acquisition of DARA BioSciences, Inc.

9	Derivative financial liability

	Six months ending 30 June 2016	Year ended 31 December 2015
	unaudited £’000	£	’000

Equity settled derivative financial liability – fair value through profit and loss	965		1,573

Liability at 1 January	1,573		-
On acquisition – 5 December 2015	-		3,211
Gain recognised in finance income within the consolidated statement of comprehensive income	(608)		(1,638)

Liability at period end	965		1,573

Equity settled derivative financial liability is not a liability that is to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. which are to be settled in shares of Midatech Pharma plc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model based on assumptions described below. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. A key input in the valuation of the instrument is the company share price. The share price of the company reduced from £2.65 at the date of acquisition of DARA Biosciences, Inc. to £1.74 at 31 December 2015, resulting in a gain of £1.638m on re-measurement which was credited to finance income. The share price further reduced to £1.35 on the 30 June 2016 resulting in a gain of £608k on re-measurement, also credited to finance income.

As at 30 June 2016 there were DARA options outstanding over 721,000 Midatech ordinary shares with a weighted average exercise price of $7.62 per share, within a range of $2.54 to $770.59, and a weighted average remaining contractual life of 8.0 years. The risk free rate ranged from 0.63% to 1.81%, volatility from 59% to 79% and the expected life from 1.4 – 8.1 years. The exercise of all options would raise additional cash of $5.50m.

Also at the period-end there were DARA warrants outstanding over 3,034,437 Midatech ordinary shares with a weighted average exercise price of $9.67 per share, within a range of $3.06 to $164.71, and a weighted average remaining contractual life of 2.6 years. The risk free rate ranged from 0.44% to 1.63%, volatility from 59% to 79% and the expected life from 0.6 – 6.5 years. The exercise of all warrants would raise additional cash of $29.33m.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis.

The following table gives information about how the fair value of this financial liability is determined:

Financial liabilities	Fair value as at 30/06/2016 £’000	Fair value as at 31/12/2015 £’000	Valuation technique(s) and key input(s)	Significant unobservable input(s) level 3	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	965	1,573	Black Scholes option pricing model	Volatility rates between a range of 59% and 76% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.44% and 1.81% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

If the above unobservable volatility input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £194k (2015: £273k).

If the above unobservable expected life input to the valuation model were 1 year shorter while all other variables were held constant, the carrying amount of shares would decrease by £74k (2015: £70k).

If the above unobservable risk free rate input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £11k (2015: £5k).

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

10	Provisions

30 June 2016
unaudited £’000

Provisions at 1 January	-
Contract settlements	799

Provisions at period end	799

Contract settlements relate to provisions for settlements with former employees of Midatech Pharma US, Inc.

11	Share Capital

	As at 30 June 2016	As at 30 June 2016	As at 31 December 2015	As at 31 December 2015
Allotted and fully paid – classified as equity	Number	£	Number	£

At 1 January
Ordinary shares of 0.005p each	33,542,412	1,677	33,467,504	1,673
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
C preference shares of 0.01p each	-	-	-	-

Total		1,001,677		1,001,674

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each.

Date of Issue	Type of Share Issue	Ordinary Shares	Deferred Shares	Share Price	Total consideration
		Number	Number	£	£’000
2016
As at 1 January 2016		33,467,507	1,000,001		46,840

27 June 2016	Deferred consideration re: acquisition of Q Chip Limited	74,905	-	2.67	200

As at 30 June 2016		33,542,412	1,000,001		47,040

Date of Issue	Type of Share Issue	Ordinary Shares	Deferred Shares	Share Price	Total consideration
		Number	Number	£	£’000
2015
As at 1 January 2015		27,794,261	1,000,001		32,000

24 April 2015	Exercise of employee share options	16,500	-	0.00005	-
25 September 2015	Exercise of employee share options	10,000	-	0.00005	-
4 December 2015	Share issue on acquisition of DARA BioSciences, Inc.	5,422,028	-	2.63	14,240
23 December 2015	Deferred consideration re: acquisition of Q Chip Limited	224,718	-	2.67	600

As at 31 December 2015		33,467,507	1,000,001		46,840

12	Related party transactions and ultimate controlling party

Transactions with Monosol RX, LLC

The Directors consider Monosol RX, LLC to be a related party by virtue of the fact that Monosol RX, LLC is a shareholder of the company and a collaborative partner in the MidaSol Therapeutics joint operation. During the six months ended 30 June 2016 Midatech Limited recharged to Monosol RX, LLC £105k (six months ended June 2015 £111k) for research services. There was no period end receivable due from Monosol RX LLC (at 30 June 2015: £92k).

The Directors do not consider that there is an ultimate controlling party.

13	Contingent liabilities

The Group had no material contingent liabilities at 30 June 2016 or 31 December 2015.

14	Events after the reporting date

There are no events to disclose after the reporting date.